U-Vend, Inc
1507 7th Street, Unit 425
Santa Monica, CA 90401

November 7, 2014

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	U-Vend, Inc.
File Number 333-195914
Atn:	Dean Brazier, Staff Attorney
Dietrich King, Legal Branch Chief
Mara Ranson, Assistant Director
Division of Corporation Finance

Ladies and Gentlemen:

We herewith request withdrawal of our acceleration of effectiveness request in connection with the above captioned Registration Statement on Form S-1, which we filed with the Commission on November 5, 2014, and in which we sought effectiveness as of November 7, 2014 at 2 PM Eastern time.

We are making this request in order to allow the Staff an opportunity to review our responses to three comments the Staff provided us in its October 15, 2014 letter to us. These comments were answered in our Amendment No. 2 to the subject Registration Statement, filed on November 5, 2014.

Thank you for your consideration in this matter.

Very truly yours,

/s/ Raymond Meyers
Raymond Meyers
Chief Executive Officer